Exhibit 99.3

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of Kingsoft Cloud Holdings Limited (the “Company”). Prospective investors should read the listing document dated December 23, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

This announcement is not for distribution in the United States. This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling securities holder and that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Kingsoft Cloud Holdings Limited

金 山 云 控 股 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

CLARIFICATION ANNOUNCEMENT IN RELATION TO THE FORMAL NOTICE AND RECENT TRADING INFORMATION ANNOUNCEMENT

The Company wishes to supplement certain information contained in the formal notice dated December 23, 2022 (the “Formal Notice”) and the announcement regarding the recent trading information in respect of the ADSs on the Nasdaq and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity number dated December 23, 2022 (the “Recent trading information announcement”).

References are made to the first paragraph on page 3 of the Formal Notice and the first paragraph on page 3 of the Recent trading information announcement. The Company would like to clarify that the Designated Period is 90 calendar days from and including the Listing Date, in which trading activities can be carried out from the Pre-opening Session (as defined in the Rules of the Exchange) on December 30, 2022 and expiring upon the end of the Closing Auction Session (as defined in the Rules of the Exchange) on March 29, 2023 (instead of March 30, 2023).

Save for the above, all other information stated in the Formal Notice and Recent trading information announcement remain unchanged.

By Order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, December 28, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Dr. Ye Hangjun as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as the independent non-executive directors.

*	For identification purpose only.